NY Residential REIT, LLC 1-A/A

Exhibit 13.3

Email to Broker Dealers

I wanted to reach out and see if _____________ might have an interest in participating in the public offering of NY Residential REIT, sponsored by my company, Commencement Capital. NY Residential REIT intends to qualify as a REIT and acquire a portfolio of residential properties in Manhattan. An offering statement for its Regulation A+ offering for up to $50 million is on file with the SEC. You can find the offering circular here. We expect that the offering will become qualified with the SEC, and begin accepting investments, this Spring.

Commencement Capital may in the future sponsor additional offerings targeting real estate investments in what we perceive as favorable locations and asset classes.

Please let me know if you would like more information.

Thank you.

Jesse Stein

CEO

Commencement Capital

555 Madison Avenue, 6th Floor

New York, NY 10022

P: 212-692-5540

C: 347-585-8798

Disclaimer: The information in this email is presented subject to Rule 255 of Regulation A under the Securities Act. As such, no money or other consideration is being solicited for securities discussed herein, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification thereof pursuant to Regulation A under the Securities Act. A person's indication of interest involves no obligation or commitment of any kind. Please click this link or contact the address above for a copy of the most recent offering circular. That information is more complete than the information contained in this email;  as such, please read the filed material carefully. Any offering will only be made subject to the rules and regulations, including blue sky laws, of each state, as applicable.